Exhibit 99.5
January 24, 2011
James C. Dyer, IV
Blueknight Energy Partners G.P., L.L.C.
c/o Vitol Inc.
1100 Louisiana Street
Suite 5500
Houston, TX 77002-5255
Jon M. Biotti
CB-Blueknight, LLC
c/o Charlesbank Capital Partners
200 Clarendon Street, 54th Floor
Boston, MA 02116
Dear Mr. Dyer and Mr. Biotti:
We have carefully reviewed the letter of January 18, 2011 that Mr. Dyer sent to Mr. Jerry Swank of Swank Capital, LLC and Mr. Christopher Pucillo of Solus Alternative Asset Management. Although that letter was not addressed to us, given that it is in the public domain and makes claims that are relevant to all limited partners of Blueknight, we feel compelled to correct several misstatements made in it. Since Vitol and Charlesbank Capital Partners, LLC are co-owners of the general partner of Blueknight, we assume that Mr. Dyer speaks for both of your firms in sending such correspondence.
Mr. Dyer states in the letter that Swank and Solus and other of Blueknight’s significant common unitholders “have access to capital and were certainly more than welcome to have submitted proposals for restructuring of the partnership.” This statement is simply not true. As you know, on numerous occasions over the course of 2010, our firm MSD Capital, L.P. expressed an interest in potentially participating in a recapitalization of Blueknight. We expressed that interest directly to Mr. Dyer and to a member of the Conflicts Committee. Both Mr. Dyer and the Conflicts Committee member repeatedly told us that we would be invited to participate in a dialogue and to present ideas on the best way to recapitalize the Partnership. We were never contacted, however.
Mr. Dyer’s statement is further belied by the fact that both he and UBS (whom Mr. Dyer informed us advised the Partnership’s Conflicts Committee) told us in November that the general partner was not interested in hearing alternative proposals before the announcement of the Global Transaction Agreement (GTA), and, moreover, that the Conflicts Committee and UBS had specifically not been authorized by the general partner to solicit or evaluate any transaction other than the GTA that Vitol and Charlesbank put before them.
The January 18th letter goes on to say that:
“We were well aware that without Vitol leading the refinancing, with both the equity infusion and with a new bank facility, there was no path to financial recovery. None.”

In light of our expressed interest (and apparently that of other limited partners) in participating in a recapitalization, coupled with the fact that you explicitly directed your investment bankers and the Conflicts Committee NOT to conduct a review of alternative financings that might have been far superior to the limited partners and to the partnership as a whole, this statement is not supported by facts. There were, and are, many alternative paths to a financial recovery for Blueknight. You simply chose to proceed with one that improperly enriches yourselves at the expense of the limited partners.
In Mr. Dyer’s letter of December 21, 2010 to us, he said that he “care(s) about the views of our public unitholders.” He further expressed an interest in meeting with us in January to discuss potential modifications to the GTA, and stated that he would contact us to schedule such a meeting. To date, we have not heard from Mr. Dyer or anyone else from the general partner. We infer from your letter to Messrs. Swank and Pucillo that you have changed your mind and now intend to present any such modifications unilaterally to the limited partners without prior discussion and deliberation. This would be a great mistake, as your lack of engagement with limited partners is at least partly responsible for your current situation; limited partners holding approximately 40% of the common units have publicly expressed outrage at the GTA, and we believe a significant majority of all common unitholders share the same concerns.
Apparently you are considering modifications to the GTA. As we noted in a prior letter, in order to remedy the GTA’s current faults, these potential modifications will have to be quite fundamental. Your actions to date, which so brazenly seek to disenfranchise limited partners, will also be a major deterrent to Blueknight’s future access to new growth capital (about which you claim to be so concerned). How can a limited partner entrust his or her capital to a general partner who insists on pursuing this pattern of behavior?
If Mr. Dyer was genuine when he said that he cared about the views of limited partners, Vitol and Charlesbank should engage in dialogue with us before you take any further action.

Very truly yours,
/s/ Daniel Shuchman
Daniel Shuchman
Partner